

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 10, 2006

Mr. Wang Guoliang
Chief Financial Officer
PetroChina Company Limited
16 Andelu
Dongcheng District, Beijing, 100011
The People's Republic of China

       Re: **PetroChina Company Limited**
               Form 20-F for Fiscal Year Ended December 31, 2004
               Filed June 29, 2005
               Response Letter Dated April 21, 2006
               File No. 001-15006

Dear Mr. Guoliang:

      We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2004

Note 3. Summary of Principal Accounting Policies, page F-9

(g) Oil and gas properties, page F-11

1.   We have considered your responses to prior comment number one in our letter dated March 16, 2006. Please address the following additional items for which we are seeking clarification of your previous responses or enhanced disclosures.

- We note in page 10 of your response that "The ending balance of 2004 represented the obligation recognized by Zhong You Kan Tan Kai Fa Company Limited acquired by the Company through a business combination under common control." Please provide a more detailed explanation of the nature of the balance reported by this company and clearly disclose when you acquired this company. Please ensure that you address why this entity reported an asset retirement obligation in 2004. In addition, please confirm, if true, that you considered this 2004 balance when making your statement on page 63 of your Form 20-F that you "did not incur and do not anticipate to incur any material dismantlement, restoration or abandonment cost given the nature of [y]our onshore producing activities and current PRC regulations governing such activities," or otherwise advise.

- Please clarify whether the new provincial regulations took effect at the end of 2004 and, therefore were applicable at some point in time during 2004, or the beginning of 2005. In this regard, we note your statement on page two of your response letter dated February 15, 2006 that "Until the end of 2004, the Company was not legally required to take any abandonment measures for its retired tangible long-lived assets;" and your statement on page three of your response dated April 20, 2006 that indicates that the new regulation was issued in 2005.

- We note your response on page six indicating that "Based on thorough reading of the newly promulgated provincial regulations, and consultation with the environmental administrative authorities in Heilongjiang Province and Gansu Province, the Company believes that the newly promulgated regulations only apply to the oil and gas properties retired after these regulations became effective in 2005." Please expand your disclosure to indicate whether or not your newly established internal procedures apply only to oil and gas properties retired after the establishment of your new procedures. In addition, please expand your disclosure to clearly indicate, if true, that the new regulations apply only to oil and gas properties retired after the regulations became effective in 2005.

- Include a risk factor that specifically indicates, if true, that the recently issued regulations and your recently adopted internal policies only apply to assets that were retired subsequent to the dates that the regulations and your internal policy became effective. Explain that there are assets that you have retired prior to these effective dates and the activities required to retire these assets, at a level that would be in compliance with the regulations and your internal policy, have not been performed. Indicate, if true, that the costs associated with these activities has not been included in the asset retirement obligations accrued during 2005. Additionally, indicate whether or not it is likely that the provincial governments will enact regulations which will require you to also perform asset retirement and/or environmental remediation activities related to these retired assets and the environmental area in which these assets were or continue to be located.

- We note your statement that "the Company entered into the constructive obligation to incur these costs in provinces other than Heilongjiang and Gansu even though the local governments have not enacted similar regulations." Please tell us whether or not you communicated your policy to the other provincial governments and explain why you believe this results in a constructive obligation, as defined in IAS 37. Additionally please explain how you have achieved a level of accountability for your new internal policy to result in a constructive obligation. Explain whether or not you will continue to have a constructive obligation if you were to change or discontinue the recently adopted internal policy.

Closing Comments

 Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

 You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief